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                                                              FILE NO. 070-08989
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 1 TO
                        FORM U-1 APPLICATION/DECLARATION
                                     UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                               FIRSTENERGY CORP.
                              76 SOUTH MAIN STREET
                               AKRON, OHIO 44308

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  (NAME OF COMPANIES FILING THIS STATEMENT AND ADDRESS OF PRINCIPAL EXECUTIVE
                                    OFFICES)

                                      NONE
                               ------------------

(NAME OF TOP REGISTERED HOLDING COMPANY, PARENT OF EACH APPLICANT OR DECLARANT)

                            H. PETER BURG, TREASURER
                               FIRSTENERGY CORP.
                              76 SOUTH MAIN STREET
                               AKRON, OHIO 44308
                               ------------------

                  (NAMES AND ADDRESSES OF AGENTS FOR SERVICE)

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

     MICHAEL F. CUSICK          TERRENCE G. LINNERT            ANDREW G. BERG                GORDON S. KAISER
Winthrop, Stimson, Putnam &       Centerior Energy      Akin, Gump, Strauss, Hauer &    Squire, Sanders & Dempsey
          Roberts                   Corporation                 Feld, L.L.P.                      L.L.P.
   One Battery Park Plaza       6200 Oak Tree Blvd.     1333 New Hampshire Ave., NW           4900 Key Tower
  New York, New York 10004       Independence, Ohio              Suite 400                Cleveland, Ohio 44114
       (212) 858-1000                  44131               Washington, D.C. 20036             (212) 479-8500
                                   (216) 447-3121              (202) 887-4000

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The Application/Declaration is amended by:

     (a) inserting, in item 1.A.1.c., first paragraph, fifth sentence, the word "direct" immediately before the word "subsidiaries";

     (b) inserting, in item 1.A.3., third paragraph, first sentence, the word "direct" immediately before the word "subsidiaries";

     (c) inserting in item 3.A.3.a., immediately under the table, the following footnote:



     (1) FirstEnergy believes that the rate plan described above under Item 1.D.3. would not provide for the full recovery of costs associated with Cleveland Electric's and Toledo Edison's nuclear operations. The unaudited pro forma consolidated capital structure has been adjusted for the expected impact of the rate plan, the result of which is to discontinue the application of SFAS 71 for Cleveland Electric and Toledo Edison nuclear operations. As a result, Cleveland Electric and Toledo Edison would be required to write off certain of their regulatory assets, the amounts of which will be determined at the time of discontinuance; the resulting charge to income would be reflected prior to consummation of the Merger. FirstEnergy estimates that at September 30, 1996, the write-off would have been approximately $750 million, which is reflected in the above table. Although the nuclear generating units are not impaired at Cleveland Electric and Toledo Edison, a purchase price adjustment, as required by Accounting Principles Board Opinion No. 16 (APB 16), to the fair value of the nuclear generating units, estimated at $1.25 billion, also has been recognized. If events cause Cleveland Electric and/or Toledo Edison to conclude they no longer meet the criteria for applying SFAS 71 for the remainder of their business, they would be required to write off the remaining regulatory assets and measure all other assets for impairment. Such effect would not result in any further adjustment to the pro forma capital structure of FirstEnergy presented above.


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                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to the Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 20, 1997

                                          FIRSTENERGY CORP.

                                          By:     /s/ WILLARD R. HOLLAND
                                            ------------------------------------
                                                     Willard R. Holland
                                                         President

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